                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)/1/





                            SHOWBIZ PIZZA TIME, INC.
                            ------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                 0008253881309
                                 -------------
                                 (CUSIP Number)

                              GARY J. COHEN, ESQ.
                              -------------------
                                SIDLEY & AUSTIN
                                ---------------
                       555 WEST FIFTH STREET, SUITE 4000
                       ---------------------------------
                      LOS ANGELES, CALIFORNIA  90013-1010
                      -----------------------------------
                                 (213) 896-6013
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 7, 1995
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------------------
  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 2 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      NEW VALLEY CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW YORK

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            711,519

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              711,519

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      711,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 3 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      NEW VALLEY HOLDINGS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            711,519

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
     PERSON               711,519

      WITH         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      711,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO; HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 4 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BGLS INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            711,519

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
     PERSON               711,519

      WITH       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      711,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO; HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 5 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BROOKE GROUP LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            711,519

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
     REPORTING
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          711,519
       WITH
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      711,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO; HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 6 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      BENNETT S. LEBOW

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            711,519

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              711,519

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      711,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 7 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      CANYON PARTNERS INCORPORATED

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON                   0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO; BD

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 8 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      CPI SECURITIES, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              15,800

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 9 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      CANPARTNERS INCORPORATED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              15,800

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D               PAGE 10 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          MITCHELL R. JULIS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                          (a) [_] (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF; AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,800

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,800
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              1,800

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          15,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
          19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
          0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 11 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        R. CHRISTIAN B. EVENSEN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                           (a) [_]  (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF; AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,800
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              1,000

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          15,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
          19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
          0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D                PAGE 12 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JOSHUA S. FRIEDMAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                          (a) [_]  (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,800
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          15,800

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
          19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
          0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ---------------------
  CUSIP NO. 0008253881 309              13D               PAGE 13 OF 18 PAGES
----------------------------                             ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          K. ROBERT TURNER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                         (a) [_]  (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              500

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
          19,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
          0.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 26, 1995 (the "Schedule 13D") as amended by Amendments No. 1, 2, 3, 4, 5, 6 and 7 filed with the SEC on behalf of New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen, Joshua S. Friedman and K. Robert Turner (collectively the "Reporting Persons") in connection with the common stock, par value $0.10 per share, of Showbiz Pizza Time, Inc., a Kansas corporation, is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).

          This amendment to Schedule 13D is filed by the Reporting Persons to update their holdings in the Company's Common Stock, their intention with respect to future sales thereof, and to reflect the disbanding of the Showbiz Pizza Independent Stockholders Committee.

          Item 2 is hereby amended to add the following:

     ITEM 2.  Identity and Background
              -----------------------

          The Reporting Persons, constituting New Valley Corporation, New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd., Bennett S. LeBow (collectively, the "New Valley Reporting Persons"), and Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen, Joshua S. Friedman and K. Robert Turner (collectively, the "Canyon Reporting Persons") formed the Showbiz Pizza Independent Stockholders Committee to support the election of Joshua S. Friedman to the Board of the Company. With the election of Mr. Friedman to the Board in June 1995, the Showbiz Pizza Independent Stockholders Committee has disbanded. From and after the date hereof, the New Valley Reporting Persons and the Canyon Reporting Persons will file as separate Reporting Persons under Schedule 13D to the extent required by applicable law.


          Item 4 is hereby amended to add the following:

     ITEM 4.  Purpose of Transaction
              ----------------------

          Joshua S. Friedman was elected a director of the Company at the 1995 annual meeting of stockholders held on June 8, 1995. In addition, two directors supported by management of the Company were also elected. Management nominee Michael Magusiak was not elected, and, since that date, Mr. Magusiak has filed an action in the state court in Kansas against Mr. Friedman and, nominally, the Company, challenging the election of Mr. Friedman and the tabulation of certain votes as certified by the Inspector of Elections chosen by the Company prior to the annual meeting. The Company is supporting Mr. Magusiak in the action.

          In the original Schedule 13D, the Reporting Persons noted:

               "...the Reporting Persons will consider a variety of alternatives with respect to their investment in the Company, including, without limitation, (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions."

          Since the date of the original Schedule 13D filing, certain of the actions suggested by the Independent Stockholders Committee, including more aggressive pursuit of financing alternatives for the Company, have been implemented. The Reporting Persons have determined to consider from time to time the sale of the Shares owned by them in public or private transactions and are no longer considering any of items (b) through (i) above. The first such sale of 50,000 Shares was made by New Valley Corporation on December 7, 1995.


           Item 5 is hereby amended to add the following:

     ITEM 5.  Interest in Securities of the Issuer
              ------------------------------------

          (a) On the date hereof, the New Valley Reporting Persons beneficially own an aggregate of 711,519 shares of the Company's common stock, which constituted approximately 5.8% of the 12,215,177 shares of common stock of the Company outstanding as of September 29, 1995 (as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995 (the "Form 10-Q")). On the date hereof, the Canyon Reporting Persons beneficially own an aggregate of 19,100 shares of the Company's common stock, which constituted approximately 0.2% of the common stock of the Company outstanding as of September 29, 1995 (as reported in the Form 10-Q).

          (b) Due to the termination of the financial advisory agreement described in item 6 below, the Shares beneficially owned by the New Valley Reporting Persons no longer include Shares beneficially owned by the Canyon Reporting Persons, and the Shares beneficially owned by the Canyon Reporting Persons no longer include Shares beneficially owned by the New Valley Reporting Persons. Upon the conclusion of the sale described herein, the New Valley Reporting Persons had voting and dispositive power over an aggregate of 711,519 Shares. The Canyon Reporting Persons had voting and dispositive power over an aggregate of 19,100 Shares.

          (c) On December 7, 1995, New Valley Corporation sold 50,000 shares of common stock of the Company. The sales were conducted in regular brokers transactions through the NASDAQ stock market at a price of $12.50 per share. No other Reporting Person has purchased or sold any shares of common stock held by such person within the prior 60 days.

          (d) See the financial advisory agreement dated as of March 15, 1995, attached as Exhibit B to the Schedule 13D filed on April 26, 1995, which agreement was terminated as of December 7, 1995, but which continues in certain respects as to compensation, indemnification and confidentiality.

          (e) As of December 7, 1995, the Canyon Reporting Persons ceased having voting or dispositive power over more than 5% of the Company's common stock. See Item 2 above.


           Item 6 is hereby amended to add the following:

     ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
     respect to Securities of the Issuer
     -----------------------------------

          Canyon Partners Incorporated and New Valley Corporation have previously entered into a financial advisory agreement dated as of March 15, 1995, attached as Exhibit B to the Schedule 13D filed on April 26, 1995. That agreement was terminated as of December 7, 1995, and, except as to certain aspects thereof pertaining to compensation, indemnification and confidentiality, is no longer of any force or effect.

     SIGNATURE
     ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 11, 1995

                                    NEW VALLEY CORPORATION


                                    By: /s/ Gerald E. Sauter
                                        --------------------
                                      Name: Gerald E. Sauter
                                      Title: Chief Financial Officer

                                    NEW VALLEY HOLDINGS, INC.


                                    By: /s/ Gerald E. Sauter
                                        --------------------
                                      Name: Gerald E. Sauter
                                      Title: Chief Financial Officer

                                    BGLS INC.


                                    By: /s/ Gerald E. Sauter
                                        --------------------
                                      Name: Gerald E. Sauter
                                      Title: Chief Financial Officer


                                    BROOKE GROUP LTD.


                                    By: /s/ Gerald E. Sauter
                                        --------------------
                                      Name: Gerald E. Sauter
                                      Title: Chief Financial Officer


                                    BENNETT S. LEBOW


                                    By: /s/ Bennett S. LeBow
                                        --------------------

                                    CANYON PARTNERS INCORPORATED


                                    By: /s/ R. Christian B. Evensen
                                        ---------------------------
                                      Name: R. Christian B. Evensen
                                      Title: President


                                    CPI SECURITIES, L.P.

                                    By: Canpartners Incorporated, its General
                                        Partner


                                    By: /s/ R. Christian B. Evensen
                                        ---------------------------
                                      Name: R. Christian B. Evensen
                                      Title: President


                                    CANPARTNERS INCORPORATED


                                    By: /s/ R. Christian B. Evensen
                                        ---------------------------
                                      Name: R. Christian B. Evensen
                                      Title: President


                                    MITCHELL R. JULIS


                                    By: /s/ Mitchell R. Julis
                                        ---------------------


                                    R. CHRISTIAN B. EVENSEN


                                    By: /s/ R. Christian B. Evensen
                                        ---------------------------


                                    JOSHUA S. FRIEDMAN


                                    By: /s/ Joshua S. Friedman
                                        ----------------------


                                    K. ROBERT TURNER


                                    By: /s/ K. Robert Turner
                                        --------------------